SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 20, 2014

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated February 20, 2014, entitled “Syneron Reports Fourth Quarter and Full Year 2013 Results.”

The GAAP financial statement tables included in the press release (pages 11-13 of the press release) are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250), on January 15, 2010 (Registration No. 333-164351), and on December 9, 2013 (Registration No. 333-192729).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By:	/s/ Hugo Goldman
Name: Hugo Goldman
Title: Chief Financial Officer

Date: February 20, 2014

Syneron Reports Fourth Quarter and Full Year 2013 Results

4Q13 revenue of $64.3 million excluding contribution from Syneron Beauty revenue after its de-consolidation on
December 8, 2013 following closing of the Unilever JV; 4Q13 non-GAAP EPS $0.11

When excluding Syneron Beauty: Non-GAAP operating margin increased from 2.2% to 5.2% in Q413 and from
2.1% to 5.1% annually and Q413 EPS increased by 5 cents to $0.16 and almost doubled EPS for FY 2013

President Amit Meridor Appointed CEO; Dr. Shimon Eckhouse Returning as Active Chairman; Steve Fanning
and Dominick Arena Joining the Board of Directors

Yokneam, Israel, February 20, 2014 –Syneron Medical Ltd. (NASDAQ:ELOS), the leading global aesthetic device company, today announced financial results for the three month and full year periods ended December 31, 2013.

Fourth Quarter 2013 and Recent Highlights Include:

•	Completed global joint venture, Iluminage Beauty, with Unilever for home beauty devices, triggering the de-consolidation of Syneron Beauty as of December 8, 2013
•
Total reported revenue of $64.3 million (included Syneron Beauty revenue until December 8, 2013), down 12% year-over-year compared to 4Q12, which included a large, multi-site customer order that did not recur in 2013, but increased sequentially from 3Q13 by 3%

•
PAD1 segment reported revenue of $58.8 million, down 10% year-over-year compared to 4Q12, which included the large, multi-site customer order and  $0.9 million impact to 4Q13 due to the continued devaluation of the Japanese yen

•	EBU2 segment reported revenue of $5.5 million, down 23% year-over-year representing partial quarter of Syneron Beauty’s revenues, following its de-consolidation as of December 8, 2013
•	Non-GAAP gross margin of 53.7%, up from 53.0% in 4Q12 and 53.1% in 3Q13
•	PAD segment non-GAAP operating margin of 7.0%, down from 12.3% in 4Q12; PAD segment GAAP operating margin of 10.3%, up from 2.4% in 4Q12
•	Non-GAAP EPS of $0.11 which includes a one-time non-GAAP net tax benefit of $0.09 mainly as a result of the tax assessments and settlement reached with the Israeli tax authorities for years 2007-2011
•	Syneron’s 49% share of Iluminage Beauty valued at $24.7 million, generating gain, net of deal related costs, of $6.0 million or $0.16 GAAP EPS
•
GAAP EPS of $0.27 which includes a one-time GAAP net tax benefit of $0.21 mainly as a result of the tax assessments and settlement and the completion of a U.S. entity consolidation implemented during the fourth quarter of 2013, in addition to the above

•	Acquired Cooltouch, Inc., thereby expanding product offering and the consumable model

1 PAD: Professional Aesthetic Device segment, which includes the results of the Syneron and Candela device businesses.

2 EBU: Emerging Business Units. Products in the EBU include mē home-use hair removal system, elure Advanced Skin Brightening products, Tända LED systems, Light Instruments’ dental laser devices along with pipeline products that include Fluorinex teeth whitening and fluorination. On December 8, 2013, Syneron entered a global joint venture with Unilever for home beauty devices that included its Syneron Beauty subsidiary and related products (mē home-use hair removal system, Pearl teeth whitening and Tända LED systems). As of the above date, Syneron de-consolidated Syneron Beauty and its subsidiaries from the consolidated company reports.

Fourth Quarter 2013 Pro-Forma (Excluding Syneron Beauty) Financial Highlights Include:

•	Total pro-forma revenue of $59.9 million, compared to total revenue of $64.3 million
•	Non-GAAP pro-forma gross margin of 55.0%, compared to non-GAAP gross margin of 53.7%
•	Non-GAAP pro-forma operating margin of 5.2%, compared to non-GAAP operating margin of 2.2%
•	Non-GAAP pro-forma EPS of $0.16, compared to non-GAAP EPS of $0.11

Dr. Shimon Eckhouse, active Chairman of Syneron, commented, “In 2013 we made several strategic changes to our leadership team and operational plan focused on positioning the Company to achieve revenue growth and expanded profitability. We made good progress with these changes during the fourth quarter, including the continued expansion of our North American sales force, the advancement of our new product initiatives, including our UltraShape and VelaShape III products, and the streamlining of our operating infrastructure. We also entered into a global joint venture with Unilever for home beauty devices that allows us to benefit from the growth potential of the joint venture while eliminating the financial demands of building a consumer business.”

Amit Meridor, newly appointed Chief Executive Officer of Syneron, said, “In North America, we achieved another quarter of double-digit growth from the higher margin Syneron product line, driven by the expansion of our sales team and added focus on the non-core segment of the market. We expect to continue building out the North American team with additional sales representatives, marketing personnel and clinical support during the first half of 2014. We also remain on track for the potential FDA clearance of UltraShape in the first half of 2014, which along with VelaShape III, would give us a significant offering in the fast growing non-invasive body shaping and fat treatment market.”

Mr. Meridor added, “With the acquisition of Cooltouch, Inc. expected to close in March, we will further expand our product portfolio. The Cooltouch portfolio of laser-based systems and disposables address two significant indications of minimally invasive laser lipolysis and the reimbursable varicose veins treatment, both of which are new market opportunities for Syneron. We believe a key benefit of the acquisition is that it is aligned with our strategy to enhance the consumable business model. It also gives us an entry into surgical aesthetics with an approved and reimbursable product and an established customer base.”

Dr. Eckhouse concluded, “In 2014, we will focus on positioning the Company for improved financial results through continued investments in our North American sales and marketing team and our new product pipeline. We expect some top-line growth in 2014, with higher growth in North America due to our expanded sales team and focus on the non-core market, and growth in Europe, driven by market stabilization and more direct sales. Additional key revenue drivers for the year are expected to include VelaShape III and the initial rollout of UltraShape, which we are expecting in the second half of 2014. We also expect improved margins due to the de-consolidation of Syneron Beauty from our consolidated results, our strategic initiatives to increase sales of higher margin products and consumables, and a full year benefit from our cost reduction initiatives. Longer-term, we believe all of these factors will position Syneron to achieve well above market, double-digit revenue growth and improved operating leverage.”

Revenue: Fourth quarter 2013 reported revenue was $64.3 million, down 12% compared to $72.8 million in the fourth quarter 2012, which included a large multi-site PAD order.

PAD segment revenue was $58.8 million, down 10% compared to $65.6 million in the fourth quarter 2012, which included a large multi-site order. Excluding this large order, the PAD segment was driven by higher revenue in North America, including strong growth in sales of Syneron products, and the EMEA, partially offset by lower revenue in the Asia-Pacific and Latin American regions. Fourth quarter 2013 PAD segment revenue was also negatively impacted by $0.9 million due to the devaluation of the Japanese Yen against the U.S. dollar compared to the fourth quarter 2012.

EBU segment revenue was $5.5 million, down 23% compared to $7.2 million in the fourth quarter 2012. On December 8, 2013, Syneron entered into a global joint venture (Iluminage Beauty) with Unilever for home beauty devices that included its Syneron Beauty subsidiary. As a result, the Company recorded a partial quarter of Syneron Beauty revenue results within the EBU segment, compared to a full quarter of revenue in the fourth quarter 2012. From December 8 to December 31, 2013, Syneron Beauty generated $2.8 million in sales as part of Iluminage Beauty. A table detailing Syneron’s pro-forma 2013 quarterly and annual results on a Non-GAAP basis excluding Syneron Beauty is included at the end of this press release.

Non-GAAP Financial Highlights for the Fourth Quarter Ended December 31, 2013:

Gross Margin for the fourth quarter 2013 was 53.7%, up from 53.0% in the fourth quarter 2012, primarily due to favorable product mix in the PAD segment, partially offset by lower gross margin in the EBU segment. Gross margin for the fourth quarter 2013 increased sequentially from 53.1% in the third quarter 2013.

Operating Income for the fourth quarter 2013 was $1.4 million, compared to $5.7 million in the fourth quarter 2012 which was mainly driven by the above mentioned large multi-site order, representing an operating margin of 2.2% of revenue in the fourth quarter 2013, compared to 7.8% in the fourth quarter 2012.

Net Income and Earnings Per Share in the fourth quarter 2013 were $4.0 million, or $0.11 per share, compared to net income of $4.1 million, or $0.11 per share, in the fourth quarter 2012. Fourth quarter net income and earnings per share included a net tax benefit of $3.3 million, or $0.09 per share, mainly related to the Company’s tax settlement with the Israeli tax authorities, which resulted in the conclusion of the Company’s Israeli tax audits for the years 2007 to 2011, partially offset by other tax charges.

Net income and earnings per share for the fourth quarter 2013 are adjusted to exclude the following items, which are detailed in the Company's financial tables presented at the end of this press release:

-	Gain, net of deal related costs, related to the Iluminage Beauty joint venture with Unilever of $6.0 million
-	Amortization of acquired intangible assets of $1.6 million
-	Other non-recurring costs of $2.1 million, mainly related to impairment of affiliated company and intangible assets
-	Stock-based compensation of $1.2 million
-	Re-measurement of contingent consideration of $0.3 million
-
Income tax positive adjustment of $4.9 million, including $1.4 million related to the tax settlement with the Israeli tax authorities, $3.0 million other one-time tax items mainly related to U.S. entity consolidation implemented during the fourth quarter 2013 and $0.5 million related to amortization of acquired intangible assets and other non-recurring costs

GAAP Financial Highlights for the Fourth Quarter Ended December 31, 2013:

Gross Margin for the fourth quarter 2013 was 50.7%, up from 49.5% in the fourth quarter 2012, primarily due to favorable product mix in the PAD segment, partially offset by lower gross margin in the EBU segment. Gross margin for the fourth quarter 2013 slightly decreased sequentially from 50.9% in the third quarter 2013.

Operating Income for the fourth quarter 2013 was $2.2 million, compared to an operating loss of $1.7 million in the fourth quarter 2012. Fourth quarter 2013 operating income included a gain, net of deal related costs, of $6.0 million related to the Company’s global joint venture with Unilever for home beauty devices that commenced in December 2013.

Net Income and Earnings Per Share in the fourth quarter 2013 was $9.7 million, or $0.27 per share, compared to net income of $5.2 million, or $0.15 per share, in the fourth quarter 2012. Fourth quarter net income and earnings per share included a gain, net of deal related costs, of $6.0 million as mentioned above, related to the Company’s global joint venture with Unilever for home beauty devices that commenced in December 2013 and a tax benefit of $4.8 million mainly related to the Company’s tax settlement of past years with the Israeli tax authorities, net of the approximately $4 million paid on trapped profits that was reported in November 2013 and $3.0 million other one-time tax benefit mainly related to U.S. entity consolidation implemented during the fourth quarter of 2013. This one-time tax benefit is in addition to the amount included in the Company’s non-GAAP figures.

Cash Position: As of December 31, 2013, the Company’s cash and cash equivalents was $108.5 million.

Hugo Goldman, Chief Financial Officer of Syneron, said, “Our non-GAAP pro-forma fourth quarter results, which excluded Syneron Beauty, demonstrate the improved profitability profile of our business without this home-use subsidiary. Non-GAAP pro-forma revenue for the fourth quarter and full year 2013 was $59.9 million and $232.1 million, respectively. For the same periods, non-GAAP pro-forma gross margin was 55.0% and 54.7%, respectively, compared to consolidated non-GAAP gross margin of 53.7% and 53.0%, respectively. Fourth quarter and full year 2013 non-GAAP pro-forma operating margin was 5.2% and 5.1%, respectively, compared to consolidated non-GAAP operating margin of 2.2% and 2.1%, respectively. On the bottom line, non-GAAP pro-forma EPS was $0.16 in the fourth quarter 2013 and $0.37 for the full year 2013, compared to consolidated non-GAAP EPS of $0.11 and $0.19, respectively. Our fourth quarter 2013 consolidated non-GAAP EPS of $0.11 included a $0.09 tax benefit as explained above.”

Mr. Goldman added, “On a GAAP-basis, fourth quarter net income and earnings per share benefitted from the tax assessment and settlement with the Israeli tax authorities, net of other tax liabilities, which amounted to $4.8 million or a net benefit of approximately $0.13 per share, which resulted in a one-time payment of approximately $4 million that freed up $63.7 million in “trapped profits”. On a non-GAAP basis, the net benefit was approximately $0.09 per share. This tax assessment and tax settlement resulted in the conclusion of our Israeli tax audits for the years 2007 to 2011. In addition our GAAP results include $3.0 million of other one-time tax benefit mainly related to U.S. entity consolidation we implemented during the fourth quarter of 2013. We ended the year with $108.5 million in cash and cash equivalents to support continued investments in the growth of our business.”

Management and Board of Directors Update

Syneron announced the appointment of President Amit Meridor to the position of Chief Executive Officer, effective immediately. He replaces Dr. Shimon Eckhouse, who will return to the position of Chairman of the Board of Directors. Since joining Syneron in July 2013 as President, Mr. Meridor has played a key role in the implementation of the Company’s strategic initiatives, including the expansion of the North American sales force, advancing new product initiatives, and streamlining the Company’s operating infrastructure. David Schlachet, who served as Chairman of the Board during Dr. Eckhouse’s tenure as Chief Executive Officer, will remain on the Board.

The Company also announced the addition of two directors to its Board of Directors: Stephen Fanning and Dominick Arena. Mr. Fanning previously served as President and Chief Executive Officer of Solta Medical from 2005 to 2013, and as Chairman of the Company from 2006 to 2013. Solta Medical is an aesthetic device company that was acquired by Valeant Pharmaceuticals International, Inc. in January 2014. From August 2001 to January 2005, Mr. Fanning served as the President and Chief Executive Officer of Ocular Sciences, a manufacturer and seller of disposable contact lenses. Previously, Mr. Fanning served in various senior executive positions at Johnson & Johnson for over 25 years.

Mr. Fanning commented, “It is an exciting time to join the Syneron Board of Directors. The Company is well positioned within the aesthetic industry and has a strategic plan to achieve long-term revenue growth and margin expansion. I look forward to bringing my industry perspective to the Board to further refine the Company’s strategy and build shareholder value.”

Mr. Arena currently serves as an operating partner with Water Street Healthcare Partners, a strategic private equity firm focused exclusively on the healthcare industry. He previously served on the Syneron Board of Directors, joining in March 2012 and serving through May 2013, at which point he left the Board due to personal reasons. The Company is pleased to welcome Mr. Arena back to the Board of Directors.

Unaudited Non-GAAP segments results for the three months ended December 31, 2013 and 2012 (in thousands):

	For the three-months ended
	December 31,	% of	December 31,	% of	% of
	2013	Revenues	2012	Revenues	Change

Revenues

PAD	$58,784	91.4%	$65,605	90.2%	(10.4)%
EBU	5,498	8.6%	7,155	9.8%	(23.2)%

Total revenues	$64,282	100.0%	$72,760	100.0%	(11.7)%

Operating income (loss)

PAD	$4,134	7.0%	$8,055	12.3%	(48.7)%
EBU	(2,689)	(48.9)%	(2,353)	(32.9)%	(14.3)%

Total operating income	$1,445	2.2%	$5,702	7.8%	(74.7)%

Unaudited Non-GAAP segment results for the twelve months ended December 31, 2013 and 2012 (in thousands):

	For the twelve-months ended
	December 31,	% of	December 31,	% of	% of
	2013	Revenues	2012	Revenues	Change

Revenues

PAD	$226,445	88.1%	$236,516	89.7%	(4.3)%
EBU	30,470	11.9%	27,106	10.3%	(12.4)%

Total revenues	$256,915	100.0%	$263,622	100.0%	(2.5)%

Operating income (loss)

PAD	$14,969	6.6%	$24,499	10.4%	(38.9)%
EBU	(9,478)	(31.1)%	(13,296)	(49.1)%	(28.7)%

Total operating income	$5,491	2.1%	$11,203	4.2%	(51.0)%

Unaudited GAAP segments results for the three months ended December 31, 2013 and 2012 (in thousands):

	For the three-months ended
	December 31,	% of	December 31,	% of	% of
	2013	Revenues	2012	Revenues	Change

Revenues

PAD	$58,784	91.4%	$65,605	90.2%	(10.4)%
EBU	5,498	8.6%	7,155	9.8%	(23.2)%

Total revenues	$64,282	100.0%	$72,760	100.0%	(11.7)%

Operating income (loss)

PAD	$6,073	10.3%	$1,601	2.4%	279.3%
EBU	(3,830)	(69.7)%	(3,300)	(46.1)%	(16.0)%

Total operating income (loss)	$2,243	3.5%	$(1,699)	(2.3)%	232.0%

Unaudited GAAP segment results for the twelve months ended December 31, 2013 and 2012 (in thousands):

	For the twelve-months ended
	December 31,	% of	December 31,	% of	% of
	2013	Revenues	2012	Revenues	Change

Revenues

PAD	$226,445	88.1%	$236,516	89.7%	(4.3)%
EBU	30,470	11.9%	27,106	10.3%	12.4%

Total revenues	$256,915	100.0%	$263,622	100.0%	(2.5)%

Operating income (loss)

PAD	$6,996	3.1%	$8,930	3.8%	(21.7)%
EBU	(13,115)	(43.0)%	(16,698)	(61.6)%	(21.5)%

Total operating loss	$(6,119)	(2.4)%	$(7,768)	(2.9)%	(21.2)%

Syneron Medical Ltd.
Unaudited Non-GAAP Financial Measures and Reconciliation

	For the three-months ended
	December 31, 2013			December 31, 2012
	EBU	PAD	Total	EBU	PAD	Total

GAAP operating income (loss)	$(3,830)	$6,073	$2,243	$(3,300)	$1,601	$(1,699)

Stock-based compensation	186	997	1,183	98	1,275	1,373
Amortization of intangible assets	332	1,304	1,636	449	1,644	2,093
Remeasurement of Contingent consideration	-	339	339	-	(1,293)	(1,293)
Gain from sale of subsidiary, net of deal related costs	-	(6,020)	(6,020)	-	-	-
Other non-recurring items	623	1,441	2,064	400	4,828	5,228

Non-GAAP operating income (loss)	$(2,689)	$4,134	$1,445	$(2,353)	$8,055	$5,702

Syneron Medical Ltd.
Unaudited Non-GAAP Financial Measures and Reconciliation

	For the twelve-months ended
	December 31, 2013			December 31, 2012
	EBU	PAD	Total	EBU	PAD	Total

GAAP operating income (loss)	$(13,115)	$6,996	$(6,119)	$(16,698)	$8,930	$(7,768)

Stock-based compensation	479	4,009	4,488	318	4,420	4,738
Amortization of intangible assets	1,500	5,505	7,005	1,465	6,594	8,059
Remeasurement of Contingent consideration	-	1,209	1,209	-	(1,836)	(1,836)
Gain from sale of subsidiary, net of deal related costs	-	(6,020)	(6,020)	-	-	-
Other non-recurring items	1,658	3,270	4,928	1,619	6,391	8,010

Non-GAAP operating income (loss)	$(9,478)	$14,969	$5,491	$(13,296)	$24,499	$11,203

Use of Non-GAAP Measures
This press release provides financial measures for gross margin, operating margin, operating income (loss), net income (loss), earnings (loss) per share, which exclude expenses related to stock-based compensation, amortization and impairment of intangible assets, one-time severance, other non-recurring items such as costs associated with the voluntary field action regarding the LiteTouch Dental Laser Product in Europe, and income tax adjustment, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance because it reflects our ongoing operational results, operating margin, operating income (loss), net income (loss) and earnings (loss) per share. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses non-GAAP measures when evaluating the business internally and, therefore, felt it important to make these non-GAAP adjustments available to investors. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

Conference call
Syneron management will host its fourth quarter and full year 2013 earnings conference call today at 8:30 a.m. ET. Syneron will be broadcasting live via the Investor Relations section of its website, www.investors.syneron.com. To access the call, enter the Syneron Investor Relations website, then click on the webcast link “Q4 2013 Results Webcast.”

Participants are encouraged to log on at least 15 minutes prior to the conference call in order to download the applicable audio software. The call can be heard live or with an on-line replay which will follow. Those interested in participating in the call and the question and answer session should dial 877-844-6886 in the U.S., and 970-315-0315 from overseas. The conference pass code is: 46590042.

About Syneron Medical Ltd.
Syneron Medical Ltd. (NASDAQ: ELOS) is the leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the U.S. The Company markets, services and supports its products in 90 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS
Any statements contained in this document regarding future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Further, any statements that are not statements of historical fact (including statements containing “believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “would,” “intends,” “estimates” and similar expressions) should also be considered to be forward-looking statements. Forward-looking statements in this press release include our expectation that the Unilever JV would allow us to benefit from the growth potential of the JV while eliminating the financial demands of building a consumer business; our expectation for some top-line growth in 2014, with higher growth in North America due to our expanded sales team and focus on the non-core market, and in Europe, driven by market stabilization and more direct sales; additional key revenue drivers for 2014 expected to include VelaShape III and the initial rollout of UltraShape, which we are expecting in the second half of 2014 after potential FDA clearance in the first half of 2014; our expectation of  improved margins due to the deconsolidation of Syneron Beauty from our consolidated results, our strategic initiatives to increase sales of higher margin products and consumables, and a full year benefit from our cost reduction initiatives; and our belief that Syneron is positioned to achieve well above market, double-digit revenue growth and improved operating leverage in the long term. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the risks set forth in Syneron Medical Ltd.’s most recent Annual Report on Form 20-F, and the other factors described in the filings that Syneron Medical Ltd. makes with the SEC from time to time.  If one or more of these factors materialize, or if any underlying assumptions prove incorrect, Syneron Medical Ltd.’s actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

In addition, the statements in this document reflect the expectations and beliefs of Syneron Medical Ltd. as of the date of this document.  Syneron Medical Ltd. anticipates that subsequent events and developments will cause its expectations and beliefs to change.  However, while Syneron Medical Ltd. may elect to update these forward-looking statements publicly in the future, it specifically disclaims any obligation to do so.  The forward-looking statements of Syneron Medical Ltd. do not reflect the potential impact of any future dispositions or strategic transactions that may be undertaken.  These forward-looking statements should not be relied upon as representing Syneron Medical Ltd.’s views as of any date after the date of this document.

Syneron, the Syneron logo, eMatrix and elos are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. The elos (Electro-Optical Synergy) technology is a proprietary technology of Syneron Medical Ltd. All other names are the property of their respective owners.

Syneron Contacts:

Hugo Goldman, Chief Financial Officer, Syneron Medical
Email: hugo.goldman@syneron.com

Zack Kubow, The Ruth Group
646-536-7020
Email: zkubow@theruthgroup.com

Syneron Medical Ltd.
Unaudited Condensed Consolidated Statements of Operations
(in thousands, except per share data)

	For the three-months ended		For the twelve-months ended
	December 31,	December 31,	December 31,	December 31,
	2013	2012	2013	2012

Revenues	$64,282	$72,760	$256,915	$263,622
Cost of revenues	31,716	36,715	126,838	127,182

Gross profit	32,566	36,045	130,077	136,440

Operating expenses:
Sales and marketing	21,006	18,685	82,445	77,795
General and administrative	7,770	8,701	28,378	34,188
Research and development	7,040	8,306	29,996	29,936
Other expenses (income), net	(5,493)	2,052	(4,623)	2,289

Total operating expenses	30,323	37,744	136,196	144,208

Operating Income (loss)	2,243	(1,699)	(6,119)	(7,768)

Financial Income (expenses), net	324	(49)	26	925

Income (Loss) before tax benefit	2,567	(1,748)	(6,093)	(6,843)

Tax benefit	(7,147)	(6,700)	(7,640)	(4,502)

Income (Loss) before non-controlling interest	9,714	4,952	1,547	(2,341)

Net loss attributable to non-controlling interest	-	222	100	998

Income (Loss) attributable to Syneron shareholders	$9,714	$5,174	$1,647	$(1,343)

Income (Loss) per share:

Basic
Income (Loss) before non-controlling interest	$0.27	$0.14	$0.04	$(0.07)
Net loss attributable to non-controlling interest	-	0.01	-	0.03
Net income (loss) attributable to Syneron shareholders	$0.27	$0.15	$0.04	$(0.04)

Diluted
Income (Loss) before non-controlling interest	$0.27	$0.14	$0.04	$(0.07)
Net loss attributable to non-controlling interest	-	0.01	-	0.03
Net income (loss) attributable to Syneron shareholders	$0.27	$0.15	$0.04	$(0.04)

Weighted average shares outstanding:
Basic	36,208	35,587	35,922	35,475

Diluted	36,523	35,808	36,204	35,475

Syneron Medical Ltd.
Condensed Consolidated Balance Sheets
(in thousands)

	December 31,	December 31,
	2013	2012 (*)
	(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$37,583	$66,359
Short-term bank deposits	16,453	20,520
Available-for-sale marketable securities	28,933	41,136
Trade receivable, net	54,229	50,023
Other accounts receivables and prepaid expenses	14,262	12,563
Inventories	34,707	36,862

Total current assets	186,167	227,463

Long-term assets:
Severance pay fund	565	600
Long-term deposits and others	1,509	1,879
Long-term available-for-sale marketable securities	25,571	7,966
Investment in affiliated company	24,720	1,000
Property and equipment, net	6,603	6,148
Intangible assets, net	21,439	30,433
Goodwill	20,976	25,219
Deferred taxes	17,927	18,390

Total long-term assets	119,310	91,635

Total assets	$305,477	$319,098

Liabilities and Stockholders' Equity

Current liabilities:
Accounts payable	$17,679	$19,926
Deferred revenues	13,001	11,986
Other accounts payable and accrued expenses	27,831	49,889

Total current liabilities	58,511	81,801

Long-term liabilities:
Contingent consideration liability	7,896	6,750
Deferred revenues	3,461	3,924
Warranty accruals	779	708
Accrued severance pay	611	691
Deferred taxes	2,430	3,095

Total long-term liabilities	15,177	15,168

Stockholders' equity:	231,789	222,129

Total liabilities and stockholders' equity	$305,477	$319,098

(*) Derived from audited financial statements

Syneron Medical Ltd.
 Unaudited Condensed Consolidated Statements of Cash Flows
(in thousands)

	For the twelve-months ended
	December 31,	December 31,
	2013	2012
Cash flows from operating activities:
Net Income (loss) before non-controlling interest	$1,547	$(2,341)
Adjustments to reconcile net loss to net cash used by operating activities:
Non-cash items reported in discontinued operations
Share-based compensation	4,489	4,734
Depreciation and amortization	10,469	10,981
Impairments of intangible assets	323	3,820
Gain from sale of subsidiary	(7,273)	-
Realized loss, changes in accrued interest and amortization of premium (discount) on marketable securities	1,074	(758)
Impairment of investment in affiliated company	1,000	200
Revaluation of contingent liability	1,146	(1,910)
Changes in operating assets and liabilities
Trade receivable, net	(9,367)	(6,697)
Inventories	(10,860)	(7,072)
Other accounts receivables	(352)	775
Deferred taxes	(2,279)	(12,064)
Accounts payable	2,236	(2,134)
Deferred revenue	1,030	406
Accrued warranty accruals	(229)	676
Other accrued liabilities	(14,907)	304

Net cash used in operating activities	(21,953)	(11,080)

Cash flows from investing activities:
Purchases of property and equipment	(3,661)	(1,993)
Proceeds from the sale or maturity of marketable securities	52,185	71,032
Purchase of marketable securities	(58,745)	(33,281)
Proceeds from short-term bank deposits, net	4,081	3,268
Investments in affiliated company	-	(1,000)
Deconsolidation of subsidiary	(320)	(15,064)
Other investing activities	(366)	(202)

Net cash provided by (used in) investing activities	(6,826)	22,760

Cash flows from financing activities:
Short term bank credit, net	-	(1,082)
Acquisition of shares held by non-controlling shareholders of a subsidiary	(5,156)	(7,200)
Proceeds from exercise of stock options	7,232	1,950

Net cash provided by (used in) financing activities	2,076	(6,332)

Effect of exchange rates on cash and cash equivalents	(2,073)	(1,308)

Net increase (decrease) in cash and cash equivalents	(28,776)	4,040

Cash and cash equivalents at beginning of period	66,359	62,319

Cash and cash equivalents at end of period	$37,583	$66,359

Syneron Medical Ltd.
Unaudited Non-GAAP Financial Measures and Reconciliation
(in thousands, except per share data)

	For the three-months ended		For the twelve-months ended
	December 31,	December 31,	December 31,	December 31,
	2013	2012	2013	2012

GAAP operating income (loss)	$2,243	$(1,699)	$(6,119)	$(7,768)

Stock-based compensation	1,183	1,373	4,488	4,738
Amortization of intangible assets	1,636	2,093	7,005	8,059
Gain from sale of subsidiary, net of deal related costs	(6,020)	-	(6,020)	-
Remeasurement of contingent consideration	339	(1,293)	1,209	(1,836)
Other non-recurring items	2,064	5,228	4,928	8,010

Non-GAAP operating income	$1,445	$5,702	$5,491	$11,203

GAAP net income (loss) attributable to Syneron shareholders	$9,714	$5,174	$1,647	$(1,343)

Stock-based compensation	1,183	1,373	4,488	4,738
Amortization of intangible assets	1,636	2,093	7,005	8,059
Gain from sale of subsidiary, net of deal related costs	(6,020)	-	(6,020)	-
Remeasurement of contingent consideration	339	(1,293)	1,209	(1,836)
Other non-recurring items	2,064	5,228	4,928	8,010
Income tax adjustments	(4,933)	(8,475)	(6,431)	(10,111)

Non-GAAP net income (loss) attributable to Syneron shareholders	$3,983	$4,100	$6,826	$7,517

Income (Loss) per share:

Basic
GAAP net income (loss) per share attributable to Syneron shareholders	$0.27	$0.15	$0.05	$(0.04)

Stock-based compensation	0.03	0.04	0.12	0.13
Amortization of intangible assets	0.05	0.06	0.20	0.23
Gain from sale of subsidiary, net of deal related costs	(0.17)	-	(0.17)	-
Remeasurement of contingent consideration	0.01	(0.04)	0.03	(0.05)
Other non-recurring items	0.06	0.15	0.14	0.23
Income tax adjustments	(0.14)	(0.24)	(0.18)	(0.29)

Non-GAAP net income per share attributable to Syneron shareholders	$0.11	$0.12	$0.19	$0.21

Diluted
GAAP net income (loss) attributable to Syneron shareholders before non-controlling interest	$0.27	$0.14	$0.05	$(0.04)

Stock-based compensation	0.03	0.04	0.12	0.13
Amortization of intangible assets	0.04	0.06	0.19	0.22
Gain from sale of subsidiary, net of deal related costs	(0.16)	-	(0.17)	-
Remeasurement of contingent consideration	0.01	(0.04)	0.03	(0.05)
Other non-recurring items	0.06	0.15	0.14	0.22
Income tax adjustments	(0.13)	(0.24)	(0.18)	(0.28)

Non-GAAP net income per share attributable to Syneron shareholders operations before non-controlling interest	$0.11	$0.11	$0.19	$0.21

Weighted average shares outstanding:

Basic	36,208	35,587	35,922	35,475

Diluted	36,652	35,807	36,254	35,881

Syneron Medical Ltd.
Unaudited Non-GAAP Condensed Consolidated Statements of Operations
Pro Forma Basis, Excluding Syneron Beauty
(in thousands, except per share data)

	First Quarter 2013	Second Quarter 2013	Third Quarter 2013	Fourth Quarter 2013	Full Year 2013

Revenues	55,701	60,892	55,657	59,879	232,129
Cost of revenues	24,571	28,366	25,331	26,921	105,189

Gross profit	31,130	32,526	30,326	32,958	126,940

Operating Income	2,382	3,388	2,859	3,140	11,769

Income attributable to Syneron shareholders	2,247	3,012	2,460	5,803	13,522

Income per share:

Basic
Net Income attributable to Syneron shareholders	0.06	0.08	0.07	0.16	0.38

Diluted
Net Income attributable to Syneron shareholders	0.06	0.08	0.07	0.16	0.37

Weighted average shares outstanding:
Basic	35,621	35,786	36,064	36,208	35,922

Diluted	35,991	36,011	36,196	36,652	36,254

Syneron Medical Ltd.
Unaudited Non-GAAP Financial Measures and Reconciliation
Pro Forma Basis, Excluding Syneron Beauty
(in thousands, except per share data)

	For the three-months ended
	As Reported	Syneron Beauty	Pro Forma Basis, Excluding Syneron Beauty
	3/31/2013	3/31/2013	3/31/2013

GAAP operating loss	$(2,600)	$(1,745)	$(855)

Stock-based compensation	1,021	79	942
Amortization of intangible assets	1,634	152	1,482
Remeasurement of contingent consideration	318	-	318
Other non-recurring items	495	-	495

Non-GAAP operating income (loss)	$868	$(1,514)	$2,382
		-	-
GAAP net loss attributable to Syneron shareholders	$(2,443)	$(1,802)	$(641)
			-
Stock-based compensation	1,021	79	942
Amortization of intangible assets	1,634	152	1,482
Remeasurement of contingent consideration	318	-	318
Other non-recurring items	495	-	495
Income tax adjustments	(393)	(44)	(349)

Non-GAAP net income (loss) attributable to Syneron shareholders	$632	$(1,615)	$2,247
		-	-
Income (Loss) per share:

Basic
GAAP net loss per share attributable to Syneron shareholders			$(0.02)

Stock-based compensation			0.03
Amortization of intangible assets			0.04
Remeasurement of contingent consideration			0.01
Other non-recurring items			0.01
Income tax adjustments			(0.01)

Non-GAAP net income per share attributable to Syneron shareholders			$0.06

Diluted
GAAP net loss attributable to Syneron shareholders			$(0.02)

Legal settlement costs
Stock-based compensation			0.03
Amortization of intangible assets			0.04
Remeasurement of contingent consideration			0.01
Other non-recurring items			0.01
Income tax adjustments			(0.01)

Non-GAAP net income per share attributable to Syneron shareholders			$0.06

Weighted average shares outstanding:

Basic			35,621

Diluted			35,991

Syneron Medical Ltd.
Unaudited Non-GAAP Financial Measures and Reconciliation
Pro Forma Basis, Excluding Syneron Beauty
(in thousands, except per share data)

	For the three-months ended			For the six-months ended
	As Reported	Syneron Beauty	Pro Forma Basis, Excluding Syneron Beauty	As Reported	Syneron Beauty	Pro Forma Basis, Excluding Syneron Beauty
	6/30/2013	6/30/2013	6/30/2013	6/30/2013	6/30/2013	6/30/2013

GAAP operating loss	$(4,636)	$(2,538)	$(2,098)	$(7,236)	$(4,283)	$(2,953)

Stock-based compensation	1,305	111	1,194	2,326	190	2,136
Amortization of intangible assets	2,063	153	1,910	3,697	305	3,392
Remeasurement of contingent consideration	225	-	225	543	-	543
Other non-recurring items	2,157	-	2,157	2,652	-	2,652

Non-GAAP operating income (loss)	$1,114	$(2,274)	$3,388	$1,982	$(3,788)	$5,770
		-	-		-	-
GAAP net loss attributable to Syneron shareholders	$(4,348)	$(2,543)	$(1,805)	$(6,791)	$(4,345)	$(2,446)

Stock-based compensation	1,305	111	1,194	2,326	190	2,136
Amortization of intangible assets	2,063	153	1,910	3,697	305	3,392
Remeasurement of contingent consideration	225	-	225	543	-	543
Other non-recurring items	2,157	-	2,157	2,652	-	2,652
Income tax adjustments	(712)	(43)	(669)	(1,105)	(87)	(1,018)

Non-GAAP net income (loss) attributable to Syneron shareholders before non-controlling interest	$690	$(2,322)	$3,012	$1,322	$(3,937)	$5,259

Income (Loss) per share:

Basic
GAAP net loss per share attributable to Syneron shareholders			$(0.05)			$(0.07)

Stock-based compensation			0.03			0.06
Amortization of intangible assets			0.05			0.10
Remeasurement of contingent consideration			0.01			0.02
Other non-recurring items			0.06			0.07
Income tax adjustments			(0.02)			(0.03)

Non-GAAP net income per share attributable to Syneron shareholders			$0.08			$0.15

Diluted
GAAP net loss attributable to Syneron shareholders			$(0.05)			$(0.07)

Legal settlement costs
Stock-based compensation			0.03			0.06
Amortization of intangible assets			0.05			0.09
Remeasurement of contingent consideration			0.01			0.02
Other non-recurring items			0.06			0.07
Income tax adjustments			(0.02)			(0.03)

Non-GAAP net income per share attributable to Syneron shareholders			$0.08			$0.15

Weighted average shares outstanding:

Basic			35,786			35,704

Diluted			36,011			36,037

Syneron Medical Ltd.
Unaudited Non-GAAP Financial Measures and Reconciliation
Pro Forma Basis, Excluding Syneron Beauty
(in thousands, except per share data)

	For the three-months ended			For the nine-months ended
	As Reported	Syneron Beauty	Pro Forma Basis, Excluding Syneron Beauty	As Reported	Syneron Beauty	Pro Forma Basis, Excluding Syneron Beauty
	9/30/2013	9/30/2013	9/30/2013	9/30/2013	9/30/2013	9/30/2013

GAAP operating loss	$(1,126)	$(1,054)	$(72)	$(8,362)	$(5,337)	$(3,025)

Stock-based compensation	979	103	876	3,305	293	3,012
Amortization of intangible assets	1,672	156	1,516	5,369	461	4,908
Remeasurement of contingent consideration	327	-	327	870	-	870
Other non-recurring items	212	-	212	2,864	-	2,864

Non-GAAP operating income (loss)	$2,064	$(795)	$2,859	$4,046	$(4,583)	$8,629
		-	-		-	-
GAAP net loss attributable to Syneron shareholders	$(1,276)	$(1,155)	$(121)	$(8,067)	$(5,500)	$(2,567)

Stock-based compensation	979	103	876	3,305	293	3,012
Amortization of intangible assets	1,672	156	1,516	5,369	461	4,908
Remeasurement of contingent consideration	327	-	327	870	-	870
Other non-recurring items	212	-	212	2,864	-	2,864
Income tax adjustments	(393)	(43)	(350)	(1,498)	(130)	(1,368)

Non-GAAP net income (loss) attributable to Syneron shareholders	$1,521	$(939)	$2,460	$2,843	$(4,876)	$7,719

Income (Loss) per share:

Basic
GAAP net loss per share attributable to Syneron shareholders			$(0.00)			$(0.07)

Stock-based compensation			0.02			0.08
Amortization of intangible assets			0.04			0.14
Remeasurement of contingent consideration			0.01			0.02
Other non-recurring items			0.01			0.08
Income tax adjustments			(0.01)			(0.04)

Non-GAAP net income per share attributable to Syneron shareholders			$0.07			$0.22

Diluted
GAAP net loss attributable to Syneron shareholders			$(0.00)			$(0.07)

Legal settlement costs
Stock-based compensation			0.02			0.08
Amortization of intangible assets			0.04			0.14
Remeasurement of contingent consideration			0.01			0.02
Other non-recurring items			0.01			0.08
Income tax adjustments			(0.01)			(0.04)

Non-GAAP net income per share attributable to Syneron shareholders			$0.07			$0.21

Weighted average shares outstanding:

Basic			36,064			35,826

Diluted			36,196			36,058

Syneron Medical Ltd.
Unaudited Non-GAAP Financial Measures and Reconciliation
Pro Forma Basis, Excluding Syneron Beauty
(in thousands, except per share data)

	For the three-months ended			For the twelve-months ended
	As Reported	Syneron Beauty	Pro Forma Basis, Excluding Syneron Beauty	As Reported	Syneron Beauty	Pro Forma Basis, Excluding Syneron Beauty
	12/31/2013	12/31/2013	12/31/2013	12/31/2013	12/31/2013	12/31/2013

GAAP operating income (loss)	$2,243	$(1,997)	$4,240	$(6,119)	$(7,334)	$1,215

Stock-based compensation	1,183	186	997	4,488	479	4,009
Amortization of intangible assets	1,636	116	1,520	7,005	577	6,428
Gain from sale of subsidiary, net of deal related costs	(6,020)	-	(6,020)	(6,020)	-	(6,020)
Remeasurement of contingent consideration	339	-	339	1,209	-	1,209
Other non-recurring items	2,064	-	2,064	4,928	-	4,928

Non-GAAP operating income (loss)	$1,445	$(1,695)	$3,140	$5,491	$(6,278)	$11,769
		-	-		-	-
GAAP net income (loss) attributable to Syneron shareholders	$9,714	$(2,088)	$11,802	$1,647	$(7,588)	$9,235

Stock-based compensation	1,183	186	997	4,488	479	4,009
Amortization of intangible assets	1,636	116	1,520	7,005	577	6,428
Gain from sale of subsidiary, net of deal related costs	(6,020)	-	(6,020)	(6,020)	-	(6,020)
Remeasurement of contingent consideration	339	-	339	1,209	-	1,209
Other non-recurring items	2,064	-	2,064	4,928	-	4,928
Income tax adjustments	(4,933)	(34)	(4,899)	(6,431)	(164)	(6,267)

Non-GAAP net income (loss) attributable to Syneron shareholders	$3,983	$(1,820)	$5,803	$6,826	$(6,696)	$13,522

Income (Loss) per share:

Basic
GAAP net income per share attributable to Syneron shareholders			$0.33			$0.26

Stock-based compensation			0.03			0.11
Amortization of intangible assets			0.04			0.18
Gain from sale of subsidiary, net of deal related costs			(0.17)			(0.17)
Remeasurement of contingent consideration			0.01			0.03
Other non-recurring items			0.06			0.14
Income tax adjustments			(0.14)			(0.17)

Non-GAAP net income per share attributable to Syneron shareholders			$0.16			$0.38

Diluted
GAAP net income attributable to Syneron shareholders			$0.32			$0.25

Legal settlement costs
Stock-based compensation			0.03			0.11
Amortization of intangible assets			0.04			0.18
Gain from sale of subsidiary, net of deal related costs			(0.16)			(0.17)
Remeasurement of contingent consideration			0.01			0.03
Other non-recurring items			0.06			0.14
Income tax adjustments			(0.13)			(0.17)

Non-GAAP net income per share attributable to Syneron shareholders			$0.16			$0.37

Weighted average shares outstanding:

Basic			36,208			35,922

Diluted			36,652			36,254